UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period August 2006         File No. 0-31204

Golden Goliath Resources Ltd.

(Name of Registrant)

Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

(Address of principal executive offices)

1.

Interim Financial Statements for the period ended May 31, 2006

2.

Management Discussion and Analysis for the period ended May 31, 2006

3.

Certification of Interim Filings – CEO for the period ended May 31, 2006

4.

Certification of Interim Filings – CFO for the period ended May 31, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

(Registrant)

Dated: August 16, 2006	By: /s/ J. Paul Sorbara J. Paul Sorbara, President

GOLDEN GOLIATH RESOURCES LTD.

FINANCIAL STATEMENTS

FOR NINE MONTHS ENDED MAY 31, 2006
UNAUDITED – PREPARED BY MANAGEMENT

The financial statements for the nine-month period ended May 31, 2006 have not been reviewed by the Company’s auditors.

GOLDEN GOLIATH RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)
Unaudited

(With comparative audited figures for August 31, 2005)

	MAY 31	AUGUST 31
	2006	2005
ASSETS
Current Cash and short term investments	$ 2,002,736	$ 1,052,796
Accounts receivable (Note 3)	51,761	47,920
Prepaid expenses	8,604	9,680
	2,063,101	1,110,396
Deferred Mineral Property Acquisition Costs (Note 4)	334,773	334,773
Deferred Mineral Property Exploration Costs (Note 4)	2,559,497	1,972,180
Capital Assets (Note 5)	42,572	45,332
	$ 4,999,943	$ 3,462,681
LIABILITIES Current Accounts payable and accrued liabilities	$ 192,453	$ 41,485
SHAREHOLDERS’ EQUITY Share Capital (Note 6)	11,821,283	10,086,377
Contributed Surplus	722,765	654,254
Deficit	(7,736,558)	(7,319,435)
	4,807,490	3,421,196
	$ 4,999,943	$ 3,462,681

The accompanying notes are an integral part of the financial statement

GOLDEN GOLIATH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Stated in Canadian Dollars)
Unaudited

	3 MONTHS ENDED MAY, 31	3 MONTHS ENDED MAY, 31	9 MONTHS ENDED MAY, 31	9 MONTHS ENDED MAY, 31
	2006	2005	2006	2005
Expenses Amortization	2,046	1,915	6,343	4,966
Automobile	816	966	3,001	2,825
Management fees	30,000	30,000	90,000	90,000
Office and general	22,342	17,119	64,015	46,467
Professional fees	5,663	1,003	40,508	2,968
Rent and utilities	15,110	20,559	47,981	46,573
Transfer agent and filing fees	1,974	5,925	23,580	16,533
Travel	5,343	7,320	18,535	13,312
Stock based compensation (Note 6(b))	-	-	-	133,559
Wages and benefits	40,033	42,841	140,996	123,468
Loss Before The Following	(123,327)	(127,648)	(434,959)	(480,671)
Interest Income	11,391	6,360	29,987	22,077
Gain on sale of capital assets	-	-	-	950
Foreign Exchange Gain (Loss)	443	(6,348)	(12,151)	2,635
Net Loss For The Period	(111,493)	(127,636)	(417,123)	(455,009)
Deficit, Beginning Of Period	(7,625,065)	(6,062,248)	(7,319,435)	(5,734,875)
Deficit, End Of Period	$(7,736,558)	$(6,189,884)	$(7,736,558)	$(6,189,884)
Loss Per Share, Basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Weighted Average Number Of Common Shares Outstanding, Basic and diluted	42,196,490	37,246,311	39,107,490	37,240,222

The accompanying notes are an integral part of the financial statement

GOLDEN GOLIATH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW
Unaudited

	3 MONTHS ENDED MAY, 31	3 MONTHS ENDED MAY, 31	9 MONTHS ENDED MAY, 31	9 MONTHS ENDED MAY, 31
	2006	2005	2006	2005
Cash Flows From Operating Activities Net loss for the period	(111,493)	(127,636)	(417,123)	(455,009)
Items not affecting cash: Amortization	2,046	1,915	6,343	4,989
Profit on sale of capital asset	-	-	-	(950)
Stock based compensation (Note 7(b))	-	-	-	133,559
Change in non-cash working capital items: Accounts receivable	10,202	(11,003)	(3,841)	(31,653)
Accounts payable	149,071	(1,365)	150,968	(22,127)
Prepaid expenses	2,148	11,178	1,076	(15,120)
	51,974	(126,911)	(262,577)	(386,311)
Cash Flows From Investing Activities Expenditures on mineral properties	(447,196)	(181,591)	(587,317)	(362,198)
Purchase of fixed assets	(1,677)	(3,133)	(3,583)	(13,574)
	(448,873)	(184,724)	(590,900)	(375,772)
Cash Flows From Financing Activities Share issuances for cash	490,325	-	1,930,587	2,778
Share issue costs	-	-	(127,170)	-
Sale of capital asset	-	-	-	3,882
	490,325	-	1,803,417	6,660
Increase (Decrease) In Cash	93,426	(311,635)	949,940	(755,423)
Cash And Cash Equivalents, Beginning Of Period	1,909,310	1,565,011	1,052,796	2,008,799
Cash and Short Term Investments, End of Period	$2,002,736	$1,253,376	$2,002,736	$1,253,376

The accompanying notes are an integral part of the financial statements.

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

1.

      NATURE OF OPERATIONS

The Company’s principal business activity is the exploration of mineral properties in Mexico. The Company has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

These financial statements have been prepared on the assumption that the Company is a going concern, meaning that it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. The financial statements do not reflect adjustments to the carrying values of assets should the Company be unable to raise financings to continue operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia.

b)

Use of Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions, which can affect the reported balances. In determining estimates of the valuation of its assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying the asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

c)

Mineral Property Acquisition and Exploration Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

d)

Capital Assets

Capital assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. The following rates are applied:

Computer equipment

25%

Furniture and fixtures

10%

Vehicles

25%

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

e)

Loss Per Share

Loss per share has been calculated using the weighted average number of common shares outstanding for the year. The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants, whereby diluted earnings per share is calculated using the treasury stock method. Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrants or share option arrangements would be anti-dilutive.

f)

Stock Based Compensation

The Company’s stock-based compensation plan is described in note 6(b). Effective September 1, 2004, the Company adopted on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments”, and has chosen to account for all grants of options to employees, non-employees and directors after September 1, 2004 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Previously, the Company used the intrinsic value based method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted.

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)   Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

h)

Foreign Currency Translation

Minera Delta S.A. de C.V. is an integrated foreign operation and has been translated as follows; monetary items and those non-monetary items that are carried at market are translated to Canadian dollars at the rate prevailing on the balance sheet date. Non-monetary items, other than those carried at market, are translated at historical exchange rates. Income statement items have been translated on the date of occurrence. Amortization expense is translated at the same exchange rates as the assets to which they relate. The resulting gains or losses arising on the translation of foreign currency items are credited or charged to earnings.

i)

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and those short term money market instruments that are readily convertible to cash with an original term of less than ninety days.

j)

Financial Instruments

The carrying value of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature, unless otherwise noted.

3.      ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:	2006	2005
Taxes receivable	$30,126	$ 16,277
Other receivables	21,635	36,078
	$51,761	$ 52,355

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

4.   DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

For the 9 months ended May 31, 2006 and 2005

	SAN TIMOTEO ORO	NUEVA UNION	LA REFORMA	CORONA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA BECK EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO	TOTAL 2006	TOTAL 2005
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs
Assaying	-	-	-	-	-	89	48,737	56,289	105,115	16,424
Drilling	-	-	-	-	-	-	184,615	102,247	286,862	105,437
Geology and mapping	-	107	5,125	-	-	1,290	50,016	9,694	66,232	142,635
Property taxes and passage rights	427	151	3,049	2,632	656	5,102	1,230	6,216	19,463	45,455
Salaries	-	12,589	-	-	-	-	10,715	-	23,304	20,813
Travel	-	2,580	-	238	-	123	8,134	374	11,449	10,884
Road construction and site preparation	-	-	-	-	-	-	30,953	16,121	47,074	3,232
Miscellaneous	-	4,125	-	524	-	837	17,182	5,149	27,817	17,318
Current costs	427	19,552	8,174	3,394	656	7,441	351,582	196,090	587,316	362,198
Balance, beginning of period	777,457	-	446,279	16,514	5,887	-	950,012	110,805	2,306,954	2,348,693
Balance, end of period	$ 777,884	$ 19,552	$ 454,453	$ 19,908	$ 6,543	$ 7,441	$ 1,301,594	$ 306,895	$2,894,270	2,710,891
Cost summary
Acquisition	$ 69,257	$ -	$ 75,000	$ -	$ -	$ -	$ 187,123	$ 3,393	$ 334,773	$ 386,859
Exploration	$ 708,627	$ 19,552	$ 379,453	$ 19,908	$ 6,543	$ 7,441	$ 1,114,471	$ 303,502	$2,559,497	$2,324,032

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)
(Unaudited)

4.

DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

For the 9 months ended May 31, 2005 and 2004

	SAN TIMOTEO ORO	NUEVA UNION	LA REFORMA	CORONA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO	TOTAL 2005	TOTAL 2004
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	-
Exploration costs Assaying	-	-	-	-	-	-	13,670	2,754	16,424	165,356
Drilling	-	-	-	-	-	-	105,437	-	105,437	51,271
Geology and mapping	-	220	-	-	-	990	122,742	18,683	142,635	80,405
Property taxes and passage rights	566	584	4,894	7,280	2,089	11,218	3,034	15,790	45,455	37,831
Salaries	440	9,181	-	-	-	54	4,196	6,942	20,813	21,716
Travel	-	2,968	-	-	-		4,367	3,549	10,884	8,671
Road construction and site preparation	-		-	-	-	-	-	-	-	44,714
Food and lodging	-		-	-	-	-	-	3,232	3,232	2,867
Miscellaneous	233	2823			193	98	8,300	5,671	17,318	22,196
Current costs	1,239	15,776	4,894	7,280	2,282	12,360	261,746	56,621	362,198	435,027
Balance, beginning of period	775,624	334,957	436,361	-	-	111,768	651,089	38,894	2,348,693	4,123,170
Write down allowance	-	-	-	-	-	-	-	-	-	(1,137,160)
Balance, end of period	$ 776,863	$ 350,733	$ 441,255	$ 7,280	$ 2,282	$ 124,128	$ 912,835	$ 95,515	$ 2,710,891	3,421,037
Costs summary
Acquisition	$ 69,257	$ 1,359	$ 75,000	$ -	$ -	$ 50,727	$ 187,123	$ 3,393	$ 386,859	485,870
Exploration	$ 707,606	$ 349,374	$ 366,255	$ 7,280	$ 2,282	$ 73,401	$ 725,712	$ 92,122	$ 2,324,032	2,935,167

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

4.

DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

La Reforma Property is subject to a 1% net smelter return royalty with a 0.5% buyout for $500,000.

Corona Property consists of four mineral concessions. One concession is subject to a 3% net smelter return royalty, to a maximum of $2,000,000.

La Esperanza mineral concession is subject to a 2% net smelter return royalty, to a maximum of $1,000,000.

5.	CAPITAL ASSETS
		2006	2005
	Computer equipment	$ 7,134	$ 8,520
	Furniture and fixtures	14,174	10,755
	Vehicles	21,264	13,823
		$42,572	$ 33,098

6.

SHARE CAPITAL

Authorized

The authorized share capital of the Company is an unlimited number of shares.

Issued and Fully Paid	NUMBER OF SHARES	AMOUNT
Balance, August 31, 2003	28,361,689	$7,835,501
Issued for cash at $0.20 per share	200,000	40,000
Issued for options exercised at $0.25 per share	150,000	52,370
Issued for warrants exercised at $0.25 per share	12,627	3,157
Issued for warrants exercised at $0.22 per share	7,310,884	1,608,395
Issued for cash at $0.45 per share	1,200,000	540,000
Share issue costs recovery	-	4,176
Balance, August 31, 2004	37,235,200	10,083,599
Issued for warrants exercised at $0.25 per share	11,111	2,778
Balance, May 31 and August 31, 2005	37,246,311	10,086,377
Issued for options exercised at $0.25 per share	65,000	16,250
Issued for options exercised at $0.30 per share	50,000	15,000
Issued for options exercised at $0.36 per share	25,000	9,000
Issued for warrants exercised at $0.55 per share	881,500	484,825
Issued for cash at $0.35 per share	4,015,750	1,405,512
Share issue costs	-	(195,681)
Balance, May 31, 2006	42,283,561	$11,821,283

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

6.

SHARE CAPITAL (Continued)

In February 2006, the Company completed a brokered private placement for 4 million units at a price of $0.35 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each whole warrant. In addition, 400,000 warrants as well as 15,750 units were issued to the agent, as part of the commission agreed upon by the Company.

a)

Outstanding Warrants

As at May 31, 2006, the Company has 4,415,750 shares purchase warrants outstanding, exercisable at $0.45 until February 15, 2007.

b)

Stock Options

A summary of changes in stock options for the years ended May 31, 2006 and 2005 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, May 31, 2004	2,605,000	$ 0.28
Granted	765,000	0.30
Cancelled	(50,000)	0.35
Balance, May 31, 2005	3,320,000	0.33
Cancelled	(1,880,000)	0.25
Exercised	(140,000)	0.32
Balance, May 31, 2006	1,300,000	$ 0.31

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

6.        SHARE CAPITAL (Continued)

b) Stock Options (Continued)

The following summarizes information about stock options outstanding at May 31, 2006:

OPTIONS	OUTSTANDING		OPTIONS	EXERCISABLE
NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
1,300,000	2.78 YEARS	$0.31	1,300,000	$ 0.31

The Company records stock-based compensation as described in Note 2(f) above whereby the Company applies the fair value based method of accounting for stock based compensation granted to employees, directors, and consultants. The $133,559 fair value of the 765,000 options issued since September 1, 2004 has been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Average risk-free interest rate	3.50
Expected life	3 years
Expected volatility	94.34%
Expected dividends	Nil

Stock based compensation equal to the fair value of 50,000 stock options granted to the consultants during the year ended August 31, 2004 was $15,543, which has been capitalised to mineral property exploration costs.

Stock based compensation equal to the fair value of 400,000 warrants granted to the agents to complete the private placement in February 2006 was $68,511, which has been recorded as part of the finance cost. Assumptions used in the pricing model are as follows:

Average risk-free interest rate	3.98
Expected life	1 year
Expected volatility	82.78%
Expected dividends	Nil

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

6.

SHARE CAPITAL (Continued)

b)

Stock Options (Continued)

The Company also granted 655,000 stock options to employees and directors during the year ended August 31, 2004. The Company has elected to measure compensation costs using the intrinsic value based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options, additional compensation expense would have been recorded as follows:

2004
Loss for the year, as reported	$(1,631,004)
Stock compensation expense included in net loss	-
Stock compensation expense determined under fair value method	(165,667)
Pro-Forma	$(1,796,671)
2004
Basic and diluted loss per share Reported	$(0.05)
Pro-Forma	$(0.06)

7.

INCOME TAXES

Income tax expenses varies from the amount that would be computed by applying the combined Federal and Provincial Income Tax rate of 32% (2004 – 36%) to income before taxes as follows:

	2005	2004
Expected income tax recovery	$ (344,627)	$(587,161)
Non-deductible differences	117,102	350,864
Unrecognized tax losses	227,525	236,297
Income tax provision	$ -	$ -
Details of future income tax are as follows:	2005	2004
Mineral properties	$ 912,942	$ 741,149
Loss available for future periods	2,470,198	2,394,425
Valuation allowance	(3,383,140)	(3,135,574)
Net future income tax asset	$ -	$ -

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

7.

INCOME TAXES (Continued)

The Company has non-capital losses of approximately $6,584,000, which may be carried forward and applied against taxable income in future years. These losses expire as follows:

2006

$     984,000

2007

$     279,000

2008

$     738,000

2009

$     682,000

2010

$  1,003,000

2011

$     665,000

2012

$  1,702,000

2013

$     257,000

2014

$     144,000

2015

$     130,000

8.

RELATED PARTY TRANSACTIONS

a)

During the 9 months period ended May 31, 2006 and 2005, the Company paid $90,000 recorded as management fees for geological and management services to a company controlled by a director.

b)

During the 9 months period ended May 31, 2006, the Company paid $26,707 (2005: $24,189 ) in wages and benefits to a director.

c)

During the 9 months period ended May 31, 2006 and 2005, the Company paid $31,500 in respect of office and administration costs to a management company controlled by a director of the Company.

a)

GOLDEN GOLIATH RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 9 MONTHS ENDED MAY 31, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

9.

SEGMENTED INFORMATION

The Company has one operating segment, which is the exploration and development of mineral exploration. All mineral properties are located in Mexico. All option proceeds are attributable to the Mexican mineral properties.

	CANADA	MEXICO	TOTAL
May 31, 2006
Current assets	$2,014,129	$ 48,972	$2,063,101
Capital assets	11,437	31,135	42,572
Mineral property costs	1,256,440	1,637,830	2,894,270
Total assets	3,282,006	1,717,937	4,999,943
Interest income	24,647	5,340	29,987
Net loss	289,558	127,565	417,123
May 31, 2005
Current assets	$1,292,757	$ 31,594	$1,324,351
Capital assets	8,923	24,175	33,098
Mineral property costs	1,195,887	1,515,004	2,710,891
Total assets	2,497,567	1,570,773	4,068,340
Interest income	21,423	654	22,077
Net loss	356,566	98,443	455,009

10.   SUBSEQUENT EVENTS

In July 2006, the Company granted 1,725,000 incentive stock options to directors and officers of the company, and 550,000 incentive stock options to employees and consultants of the company at a price of $0.36 per share, exercisable for a period of five years.

Management Discussion and Analysis
For
Golden Goliath Resources Ltd.

For the Period Ending May 31, 2006

The selected financial information set out below and certain comments which follow are based on and derived from the management prepared financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the third fiscal quarter ended May 31, 2006 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitute forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations. The Company’s properties are all located in the State of Chihuahua, Mexico. Activities include acquiring mineral properties and conducting exploration programs. The mineral exploration business is risky and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the months of February, March, April and May 2006 the Company was conducting a reverse circulation drilling program on its Las Bolas and Nopalera properties. The Company signed a contract for a minimum of 3,000 metres of reverse circulation drilling with Diversified Drilling S.A. de C.V. The program ended up being substantially larger than first anticipated, with 15 holes totaling 2,125 metres completed on the Las Bolas area and 21 holes totaling 3,033 metres completed on the Nopalera area.

Las Bolas Property

The 2006 exploration program at Las Bolas and Nopalera consisted of road building, surface mapping and sampling, a petrographic study and a total of 5,158 metres of reverse circulation drilling. The drilling started on the Las Bolas mine area on February 8, 2006 and included 15 holes totaling 2,125 metres. A D-6 cat constructed approximately 1.522 kilometres of new access roads in this area as well as another 2 kilometres of road rehabilitation in order to access the drill sites.

The first two holes, B06-1 and B06-2, were designed to test two zones; the first was the NW Vein Zone; and then at a deeper level to intersect the Papacho Trend along strike from a previous high grade intersection. Drill hole B06-1 intersected the NW vein with 102 gms silver/tonne over 1.52 metres. The Papacho Trend target zone was not reached due to a faulting. B06-2 intersected the shallower NW Vein with 644 gms silver/tonne over 1.52 metres but also did not reach the Papacho Trend target zone due to faulting.

Drill holes B06-3 to B06-5 did not return significant values. Drill hole B06-6 was a vertical attempt to test the Papacho Trend from the other side of the fault that caused the problems in holes 1 & 2, but it intersected a large, previously unknown old working and had to be abandoned. Hole B06-7 was then drilled some 80 metres southwest of holes 1 & 2 to try to test of the Papacho Trend, and it returned 64 gms silver/tonne over 1.52 metres.

The remaining Las Bolas holes were spotted between 300 and 700 metres both east and west of the first seven, testing new areas, with the exception of BRC06-11. Holes BRC06-9a, 9b and 9c were collared approximately 300 to 450 metres east of BRC06-1, and were the first drill tests of a series of seven old shafts in the Mesa Seca area. Drill holes BRC06-10a, 10b and 10c, collared approximately 700 metres west of BRC06-1 were the first drill tests in the area of the old El Manto mine and were, topographically and geologically, the lowest holes of any drilled to date at Las Bolas. Results were encouraging, with significant silver and/or gold intercepts in both areas. Drill hole BRC06-11 was a 175-metre step-out to the northeast from BRC06-1 on the Northwest Vein structure and also returned significant silver values. Initial drill testing in the Las Bolas area now covers an area of 1,200 metres east west by 600 metres north south and this area will likely be increased with the next round of drilling.

The table below summarizes the most significant results from the last eight holes completed in the Las Bolas area.

Drill Hole	Interval (metres)	Length (metres)	Grade (gms/tonne silver)		Grade (gms/tonne gold)
BRC06-8	47.24 – 48.77	1.53	2.20		0.229
	59.44 – 60.97	1.53	5.10		0.103

BRC06-9a	65.53 – 67.06	1.53	5.80		0.217

BRC06-10b	76.20 – 79.26	3.06	597.00	(19.2 oz)	0.100
	89.92 – 94.49	4.57	59.33		0.153
	97.53 – 100.59	3.06	69.50		0.495
	118.87 – 120.40	1.53	5.00		0.130

BRC06-10c	88.39 – 89.92	1.53	93.00		0.150
	94.49 – 96.02	1.53	6.00		0.290

BRC06-11	163.07 – 169.17	6.10	48.25		0.050

The results of the 2006 reverse circulation drilling program on the Las Bolas area indicate that there are at least two types of mineralized structures present. The first type, found near the Gambusino mine and Arbolito Shaft area, consists of veins which pinch and swell along a general strike of Azimuth 60°. These veins cannot be traced on surface because of lack of outcrop. The second type is represented in the El Manto area, where the mineralization is presented in a series of low angle (10 to 30°) structures striking generally at azimuth 330°. El Manto mineralization is associated with contact zones among intrusive granite, rhyolite prophyry and andesite.

The drilling in the topographically low area near the El Manto mine was particularly encouraging because the high grade intercept in drill hole BRC06-10b (597 gms silver/tonne over 3.06 metres) showed that there is significant potential for the discovery of new precious metal mineralization at depth.

Nopalera Area

Satellite images show that the Nopalera claim, which is contiguous to the east of the Las Bolas area and measures 4 km east west by 3.5 km north south, contains the largest and strongest alteration zone in the Uruachic camp. The claim hosts several old mines including at least 5 that are located along a 900 metre stretch of a northeast trending series of intrusive structures. These rhyolite to granodiorite dykes range from 8 to 30 metres in width at surface and outcrop along a main strike length of at least 1200 metres. It is along this trend where the recent drilling, which was the first ever on Nopalera, was conducted.

On the Nopalera claim the originally planned drilling program included only 4 to 6 holes designed to test IP anomalies. The limited number of holes was due in large part to the uncertainty regarding the Cat being able to construct drill access roads and pads on the topographically irregular south slope of the claim where the old mine workings are located. As the road building progressed the Cat operator was able to do much more than originally expected, and access to new target areas was established. In addition, the new rock exposure that the Cat was uncovering was visually very encouraging, with intense alteration and several generations of quartz flooding. This newly exposed geology looked extremely promising from the viewpoint of potential silver and gold mineralization. Consequently the number of planned drill holes was increased first to 9 holes. As road building progressed and the drilling started, the chips being logged also looked very promising. The number of holes was then increased again to 13 and ultimately 21 holes totaling 3,033 metres.

Drill hole NRC06-1, located approximately 375 metres west-southwest of the old Flor del Trigo mine, returned 90.8 gms silver/tonne and 0.024 gm gold/tonne over 1.52 metres at a depth of 7.62 to 9.14 metres. At least an additional 10.67 metres of this hole was also highly anomalous in gold, with values up to 0.3 gms/tonne, and also in antimony.

Drill hole NRC06-2, located 245 metres west of the Flor del Trigo mine, returned anomalous values in gold, antimony and lead. Hole NRC06-3, located 460 metres southwest of Flor del Trigo, was largely anomalous in gold with 16 samples covering a length of 27.43 metres averaging 0.20 gms gold/tonne. Drill hole NRC06-4a, located 450 metres southwest of Flor del Trigo, returned anomalous gold averaging 0.13 gms/tonne over length of 10.67 metres. Drill hole NRC06-4b, drilled from the same set-up as 4a, returned 0.16 gms gold/tonne over 3.05 metres at a depth of 131.07 to 134.11 metres. Hole NRC-06b, located 200 metres southwest of Flor del Trigo returned 0.23 gm gold/tonne over 3.05 metres at a depth of 32 metres as well as 0.12 gms gold/tonne at a depth of 76 metres.

Drilling at Nopalera showed that the rocks are intensely silicified, with small quartz and quartz-calcite veinlets. Quartz of several generations and colours is common as is disseminated to massive pyrite, traces of other sulphides and iron oxides. The rocks are highly anomalous in gold and locally in silver as well. The gold/silver metal ratios, as well as the geology, show that this is a completely different mineralized system than exists five kilometres to the west side of the property, which is predominantly silver rich. The fact that precious metal mineralization is found within both volcanic extrusive rocks and altered dioritic intrusives is considered significant with respect to metallogenesis and the potential size of the system. The table below summarizes most significant results from the other Nopalera drill holes:

Drill Hole	Interval (metres)	Length (metres)	Grade (grams/tonne gold)
NRC06-1b	128.02 – 131.08	3.06	0.115

NRC06-4c	18.29 – 19.81	1.52	0.134
	70.10 – 71.63	1.53	0.113

NRC06-5	13.72 – 48.77	35.05	0.465
	71.63 – 73.16	1.53	0.370
	88.39 – 89.92	1.53	0.170
	112.78 – 117.35	4.57	0.673
	164.59 – 166.12	1.53	0.140
	169.17 – 170.70	1.53	0.120

NRC06-6a	85.35 – 88.40	3.05	0.110

NRC06-7a	28.96 – 32.00	3.04	0.196

NRC06-7b	120.40 – 124.97	4.57	0.160

NRC06-7c	4.57 – 6.10	1.53	0.520

NRC06-8	1.52 – 3.05	1.53	0.116
	24.38 – 25.91	1.53	0.137

NRC06-9a	50.30 – 54.86	4.56	0.213
	65.53 – 97.54	32.01	0.169
	112.78 – 121.92 (EOH)	9.14	0.262

NRC06-9b	9.14 – 10.67	1.53	0.138
	65.53 – 70.10	4.57	0.120
	86.87 – 97.54	10.67	0.134

NRC06-10	56.39 – 57.93	1.53	0.122
	86.87 – 91.44	4.57	0.293

NRC06-11	16.76 – 19.82	3.06	0.141

NRC06-12	47.24 – 48.77	1.53	0.340
	80.77 – 82.30	1.53	0.144

NRC06-13	9.14 – 10.67	1.53	.263

The most significant mineralization encountered during the drilling program at Nopalera was obtained from NRC06-5 from 13.725 to 50.325 metres (36.6m), which returned an average of 12.87 gms silver/tonne and 0.471 gms gold/tonne. The recovery for this hole was only 65%. This intersection is located in the structure found in the old mine working located about 100 metres to the southwest.

Drilling has demonstrated that the rocks in the Nopalera area have undergone intense hydrothermal alteration typically associated with the formation of gold and silver mineralization. In particular, the widespread occurrence of siliceous and locally vuggy dykes and cap rock suggest that acid leaching and silica replacement associated with gold and silver.

It is concluded that mineralization is structurally controlled and associated with the emplacement of rhyolite and quartz dykes and epithermal solutions. A follow-up program consisting of trenching and mapping was recommended by Golden Goliath Director Marc Legault during his April 2006 site visit

Other Properties

No significant work was conducted on the Company’s other properties during the period of March 1, 2006 to May 31, 2006.

Results of Operation

For the third quarter ended May 31, 2006, the Company incurred a net loss of $111,493 compared to a net loss of $169,941 during the second quarter. The significant difference between the two quarters was transfer agent and filing fees of $18,871 in the second quarter compared to $1,974 in the third quarter and professional fees of $21,905 in the second quarter compared to $5,663 in the third. These additional costs in the second quarter related to the financing completed in February. In addition, wages and benefits decreased to $40,033 in the third quarter from $57,584 as the Company relied more on the local Mexcian community for its labour needs rather than ex-patriots.

As of May 31, 2006, deferred mineral property exploration costs totalled $2,559,497 compared to $2,112,301 at February 28, 2006. For the first nine months, the Company incurred a total of $587,316 in exploration expenditures including $286,862 on drilling, $105,115 on assaying, $66,232 doing geology and mapping and $23,304 on salaries and $47,074 on road construction and site preparation mainly on its Las Bolas and Nopelera properties related to the drill program.

During the nine months ended May 31, 2006, the Company paid $90,000 (2005: $90,000) for geological and management services to a company controlled by a director and paid $26,707 (2005: $24,189) in wages and benefits for geological services to a director. A private company controlled by another director charged $31,500 for the nine months ended May 31, 2006 (2005: $31,500), in respect of office administration costs on behalf of the Company. See “Transactions with Related Parties” below.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles with the figures for each quarter on a cumulative year-to-date basis in Canadian dollars.

Quarter Ending	Revenue	Net Loss	Net Loss per Share
May 31, 2006	Nil	417,123	0.01
February 28, 2006	Nil	305,630	0.01
November 30, 2005	Nil	135,689	0.01
August 31, 2005	Nil	1,072,936	0.03
May 31, 2005	Nil	455,009	0.01

February 28, 2005	Nil	327,373	0.01
November 30, 2004	Nil	233,649	0.01
August 31, 2004	Nil	1,796,671	0.06

NOTE: There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in net loss in August 2005 and 2004 represent write downs of mineral property costs.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,870,648 at May 31, 2006 compared to a working capital position of $1,938,643 at February 28, 2006. The Company’s cash position at May 31, 2006 was $2,002,736.

During the second quarter the Company completed a brokered private placement of 4,000,000 units at a price of $0.35 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each whole warrant. The agreement also stated that when resale restrictions on the Shares having expired and upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days Golden Goliath may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release).

Capital Resources

Other than property taxes which are approximately $80,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

During the nine months ended May 31, 2006, the Company paid $90,000 (2005: $90,000) for geological and management services to a company controlled by a director and paid 2$26,707 (2005: $24,189) in wages and benefits for geological services to a director.

A private company controlled by one of the directors charged $315000 for the nine months ended May 31, 2006 (2005: $31,500), in respect of rent and office administration costs on behalf of the Company. The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-ofproduction basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values. Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

There were no changes in accounting policy during the quarter.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so too does the underlying value of the Company’s gold and silver projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares. As of May 31, 2006, an aggregate of 42,283,561 common shares were issued and outstanding.

The Company has the following warrants outstanding as of May 31, 2006:

Number of shares	Price per share	Expiry Date
4,415,750	$0.45	February 15, 2007

As of May 31, 2006, the Company had 1,300,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.78 years at a weighted average exercise price of $0.31.

Investor Relations

Directors and officers of the Company all participate in investor relations activities. In addition, the Company has an agreement with Free Market News Network for $500 per month to provide market awareness and coverage of the Company.

Other Matters

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.

Form 52 – 109F2 – Certification of Interim Filings

I, J. Paul Sorbara, President Golden Goliath Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Golden Goliath Resources Ltd., (the issuer) for the interim period ending May 26, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE: July 26, 2006

“J. Paul Sorbara”

President

Form 52 – 109F2– Certification of Interim Filings

I, Stephen Pearce, a Director of Golden Goliath Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Golden Goliath Resources Ltd, (the issuer) for the interim period ending May 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)     designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE: July 26, 2006

“Stephen Pearce”

Director